SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under

Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

Hewitt Associates, Inc.

(Name of Subject Company (Issuer))

Hewitt Associates, Inc. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Class A Common Stock, Par Value $0.01 Per Share

Class B Common Stock, Par Value $0.01 Per Share

Class C Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Class A Common Stock: 42822Q100

Class B Common Stock: Not Applicable

Class C Common Stock: Not Applicable

(CUSIP Number of Class of Securities)

John M. Ryan

Chief Administrative Officer

Hewitt Associates, Inc.

100 Half Day Road, Lincolnshire, Illinois 60069

Telephone: (847) 295-5000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Helen R. Friedli, P.C.

Eric Orsic

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, Illinois 60606-5096

Telephone: (312) 372-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$252,000,000	$29,661

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that an aggregate of 8,000,000 shares of class A common stock, par value $0.01 per share, class B common stock, par value $0.01 per share, and class C common stock, par value $0.01 per share are purchased at the maximum possible tender offer price of $31.50 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the value of the transaction.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29,661                                Filing Party: Hewitt Associates, Inc.

Form or Registration No.: Schedule TO                       Date Filed: February 11, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 11, 2005 (the “Schedule TO”) by Hewitt Associates, Inc., a Delaware corporation (“Hewitt” or the “Company”), relating to the tender offer to purchase for cash up to 8,000,000 shares, in the aggregate, of its class A common stock, par value $0.01 per share, class B common stock, par value $0.01 per share, and class C common stock, par value $0.01 per share, at a price not more than $31.50 nor less than $29.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 11, 2005 (the “Offer to Purchase”), and the accompanying letters of transmittal (the “Letters of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and related Letters of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B)(i)-(iii), respectively. The information in the tender offer is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letters of Transmittal, are hereby amended and supplemented as follows:

Offer to Purchase

(1)	The first sentence of the tenth paragraph of the Introduction on page 9 of the Offer to Purchase and the second to last sentence of the tenth paragraph of Section 1 (“Number of Shares; Proration”) on page 11 of the Offer to Purchase are deleted in their entirety.

(2)	The fifth paragraph of Section 1 (“Number of Shares; Proration”) on page 10 and the fourth paragraph of Section 3 (“Procedures for Tendering Shares”) on page 14 of the Offer to Purchase are amended to add the following sentence at the end of each such paragraph:

“This election could also have the effect of decreasing the price at which Hewitt purchases tendered shares because shares tendered using this election will be available for purchase at the minimum price of $29.00 per share.”

(3)	The third sentence of the twenty-first paragraph of Section 3 (“Procedures for Tendering Shares – Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects”) on page 17 of the Offer to Purchase is amended by deleting the phrase “any of the conditions of the tender offer or”.

(4)	The fourth paragraph of Section 5 (“Purchase of Shares and Payment of Purchase Price”) on page 19 of the Offer to Purchase is amended to add the following sentence at the end of such paragraph:

“Hewitt will issue a press release announcing the price it will pay for shares tendered in the offer promptly following the expiration date.”

(5)	The first bullet point of the first paragraph of Section 7 (“Conditions to the Tender Offer”) on page 20 of the Offer to Purchase is amended by deleting the phrase “threatened or”, inserting the phrase “or the Company shall have received notice of” after the word “pending”, and deleting the phrase “directly or indirectly”.

(6)	The second sub-bullet under the first bullet point of the first paragraph of Section 7 (“Conditions to the Tender Offer”) on page 20 of the Offer to Purchase is amended by deleting the phrase “contemplated future”, replacing the phrase “the contemplated benefits” with “our ability to achieve the purposes” and deleting the words “to us”.

(7)

The second bullet point of the first paragraph of Section 7 (“Conditions to the Tender Offer”) on page 20 of the Offer to Purchase is amended by deleting the phrase “threatened” each time it appears, inserting the phrase “or of which the Company shall have received notice” after the word “taken”, and deleting the phrase “or might, directly or indirectly”.

(8)	The third sub-bullet under the second bullet point of the first paragraph of Section 7 (“Conditions to the Tender Offer”) on page 20 of the Offer to Purchase is amended by replacing the phrase “the contemplated benefits” with “our ability to achieve the purposes” and deleting the words “to us”.

(9)	The fourth sub-bullet under the second bullet point of the first paragraph of Section 7 (“Conditions to the Tender Offer”) on page 21 of the Offer to Purchase is amended by deleting the word “contemplated future”.

(10)	The fifth sub-bullet under the third bullet point of the first paragraph of Section 7 (“Conditions to the Tender Offer”) on page 21 of the Offer to Purchase is amended by deleting the word “might” and replacing it with the word “would”.

(11)	The sixth sub-bullet under the third bullet point of the first paragraph of Section 7 (“Conditions to the Tender Offer”) on page 21 of the Offer to Purchase is amended by deleting the phrase “contemplated future”.

(12)	The sixth bullet point of the first paragraph of Section 7 (“Conditions to the Tender Offer”) on page 22 of the Offer to Purchase is amended in its entirety to read as follows:

“any change or combination of changes shall have occurred, or as to which we shall have received notice, in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of us or any of our subsidiaries, taken as a whole, that in our judgment is reasonably likely to be material and adverse to us or any of our subsidiaries or that otherwise materially impairs the conduct of the business of us or any of our subsidiaries;”

(13)	The second sentence of the second paragraph of Section 7 (“Conditions to the Tender Offer”) on page 22 of the Offer to Purchase is amended to add the phrase “before the expiration of the offer” at the end of such sentence.

(14)	The fourth paragraph of Section 10 (“Certain Information Concerning Hewitt”) is amended by adding a reference to the Current Report on Form 8-K filed by Hewitt on February 25, 2005.

(15)	The second paragraph under the heading “—Additional Transfer Restrictions– Waivers” in Section 11 on page 31 of the Offer to Purchase is amended to add the following sentence as the second sentence of such paragraph:

“However, FORE Holdings has not waived all transfer restrictions applicable to the class B and class C common stock; therefore, class B and class C stockholders will not be permitted to tender all of their shares in the tender offer.”

Letter of Transmittal

(16)	Each Letter of Transmittal is amended by deleting the phrase “has read and” in paragraph (e) of the shareholders representations and warranties to the Company.

Exhibit List

Item	12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(C)	Additional Communication from FORE Holdings LLC to its owners regarding the offer.

(a)(5)(D)	Communication from FORE Holdings LLC to certain of its owners who have made assignments of their shares of Hewitt stock.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEWITT ASSOCIATES, INC.

By:	/S/ JOHN M. RYAN
Name:	John M. Ryan
Title:	Chief Administrative Officer

Dated: February 25, 2005